Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

405 PARK AVENUE

NEW YORK, NEW YORK 10022-4405

212-838-1177

FAX – 212-838-9190

December 18, 2006

WRITER’S DIRECT LINE

(212) 838-8040

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Mail Stop 4561

WASHINGTON, D.C. 20549

Attn: Timothy A. Geishecker

Amendment Number Two to Registration Statement

Filed on October 25, 2006

File Number 333-136822

Form 1O-KSB for December 31, 2004 and December 31, 2005

File Number 001-31292

Form 10-QSB for the quarters ending

June 30, 2005 and 2006 and September 30, 2006

Dear Sirs and Mesdames:

This letter responds to the Staff’s comment letter dated December 14, 2006, regarding the above-referenced Registration Statements filed by Empire Financial Holding Company. For ease of reference, your inquiries have been incorporated in this letter in boldfaced type followed by our responses.

Form S-3

General

1.	We note you have stated that you will file an amended December 31, 2006 10-KSB related to certain issues raised during the comment process. Please tell us when you plan to file your amendment.

We plan to file all amendments shortly after you have cleared the proposed changes to the ’34 Act periodic reports. At the time of filing we will include appropriate accountants’ consents to incorporation by reference in the S-3 of their reports.

Form 10-QSB for Fiscal Quarter Ended June 30, 2005

Note 5: Equity and Stock Option Transaction, page 8

2.

Please refer to comment 5 in your response letter dated November 28, 2006 regarding your stock option grant. Please revise your financial statements to disclose the current and past methodologies, if different, used to determine the fair value of your stock on the option grant date.

We will add the following disclosure to the December 31, 2005 10-KSB to be amended and to all future filings: Prior to 2004, the Company used a volume weighted average price to determine the fair value of the Company’s stock on the option grant date. Beginning in 2004 and thereafter, the Company has used end of day trading prices on the option grant date to determine the fair value of the Company’s stock.

Form 10-KSB for Fiscal Year Ended December 31, 2005 and Filed on August 18, 2006

Note 10: Equity, page F-20

3.

Please refer to comment 12 in your response letter dated November 28, 2006. Please tell us who the related parties were in the May 20, 2005 and November 30, 2005 transactions and their relationship to the company. Please tell us how you analyzed the transaction under APB 25 to determine if you were required to record compensation expense. If you believe compensation expense should have been recorded, please revise your financial statements to correct for this error. Otherwise, please tell us how you determined that APB 25 is not applicable and/or no compensation expense was incurred and tell us the accounting guidance on which you rely upon for that determination.

The related party in the May 20, 2005 transaction was Vanguard Capital, an investor in EFH Partners, LLC, which is the controlling interest shareholder of the Company. The related party in the November 30, 2005 transaction was 3111 Broadway Reality Corp. Charitable Remainder Trust, a trustee of which is one of two managing members of EFH Partners, LLC.

Neither of the related parties in these transactions are employees, directors, consultants or otherwise involved in the Company. Therefore, APB 25 does not apply to these transactions.

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

Consolidated Statement of Cash Flows, page 6

4.

We note you continue to present cash flows associated with overdrafts as an operating activity in the statement of cash flows. Please revise future filings to present these cash flows as a financing activity.

We will revise future filings to present these cash flows as a financing activity.

Note 4: Marketable Securities Owned, at Market Value, page 9

5.	Please revise future filings here or in the MD&A to:

Beginning with the filing of our 10-KSB for the year ending December 31, 2006, we will include the information you have requested in our future filings in the MD&A. Although circumstances may change by such filing dates, we would expect the additional disclosures to approximate the discussions below.

a.	discuss why the employees were required to reimburse the Company for trading losses incurred by them and whether all employees are required to reimburse the Company for trading losses;

All employees involved in trading activities are compensated monthly based on their net trading income, which includes trading losses. All trading employees normally have positive trading income. Due to their unusually high net trading losses, these employees agreed to reimburse the Company for their net trading losses.

b.	disclose whether the employees are still employed by the Company; and

Although the employees are still employed by the Company, their trading activities have been reduced and are being closely monitored. One or both may be reassigned to other sales positions if they continue to remain employed by the Company.

c.	disclose all arrangements with the employees, contractual or otherwise, related to called marketable securities that were securing the previous demand notes receivable.

Under long standing and pre-existing verbal agreements, the two employees executed promissory notes, secured by marketable securities, to reimburse the Company for the full amount of the losses. We later called the notes and took possession of the underlying securities. If the employees remain employed by the Company, they may be given the opportunity to repurchase the underlying securities at their then fair market value, subject to a maximum aggregate repurchase amount of their original trading losses.

Note 7: Notes Payable, page 10

6.	Please tell us how you accounted for the $3,174,000 in convertible notes payable with contingent warrants issued from August 17, 2006 to September 30, 2006.

a.	provide us example journal entries;

The journal entries used to record the notes and warrants were as follows:

	DR.	CR.

Cash	$3,174,000
Notes Payable		$3,174,000

To receive cash and record notes payable.

Interest Expense	$68,300
Accrued Interest		$68,300

To record accrued interest for cash interest.

Contra Paid In Capital – OID	$196,832
Paid In Capital		$196,832

To record value of warrants.

Interest Expense	$72,709
Contra Paid In Capital – OID		$72,709

To amortize pro rata portion of warrant OID.

We realize we technically should have treated the remaining unamortized portion of the warrant value as a deduction from the face value of the notes. However, we wanted to show the maximum liability for these notes on the balance sheet, especially after consideration of the fact that all the notes would mature before another filing would be made. The unamortized portion was $124,123 or 3.9% of the notes payable balance.

b.	provide us supporting calculations for the amounts recorded;

Our supporting calculations and an inventory of the notes issued are attached as Exhibit 1. The Exhibit includes all 90 day notes issued, including notes issued after September 30, 2006.

c.	tell us and revise future filings to disclose if you have recorded any amount related to beneficial conversion features;

As you will see from the attached Exhibit, all warrants were issued with an exercise price equal to market value and all notes were issued with a conversion price greater than market value. Therefore, there was no beneficial conversion. We will disclose this fact in future filings.

d.	tell us and revise future filings to disclose if you accounted for transactions with employees differently than transactions with non-employees;

Transactions with employees were treated no differently than transactions from non employees. We will disclose this fact in future filings.

e.	tell us and revise future filings to disclose how you considered the contingent nature of the warrants in your accounting determinations;

We considered the additional 90 day extension feature of the notes (contingent nature) as a separate transaction for the future if such feature was elected. No attempt was made to amortize the initial warrant value over the additional 90 days. We will disclose this fact in future filings.

f.	tell us an revise future filings to disclose what happens if you do not issue the warrants;

If the warrants are not issued, the notes would go into default and would be due immediately if not already repaid or converted before their default. We will disclose this fact in future filings.

g.	tell us and revise future filings to disclose the status of your application to the American Stock Exchange for listing approval;

The application to the American Stock Exchange for all notes listed on the attached Exhibit was filed on December 11, 2006 and we are waiting for approval. We will disclose this fact in future filings.

h.	tell us the authoritative literature upon which you relied; and

We accounted for the notes and warrants under APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. We will disclose this fact in future filings.

i.	tell us [and] revise future filings to briefly disclose how you considered EITF 98-5, EITF 00-27 and SFAS 123(R) in your accounting determinations.

We considered EITF 98-5 and EITF 00-27 in determining whether there was a beneficial conversion. As a part of that determination we applied the Black-Scholes method to determine the value of the warrants for comparison to the stock market price to verify that there was no beneficial conversion. SFAS 123(R) does not apply because the warrants do not constitute stock compensation. We will disclose these facts in future filings.

Very truly yours

Stephen A. Zelnick

Exhibit 1

						Initial		Initial	Extension	Total	Warrant	Note		Black-
		Cash	Length of	Payment of	Issue	Maturity	Face	Warrant	Warrant	Warrant	Execise	Conversion	Conversion	Scholes
	Note Holder	Interest	Note	interest	Date	Date	Amount	Shares	Shares	Shares	Price	Price	Shares	Warrant
									(a)		(b)			Value
First	EFH Partners	$ 50,000	3 mos/renew 3 mos	at maturity	08/17/06	11/17/06	$1,000,000	150,000	50,000	200,000	$3.00	$3.25	307,692	$66,583
Offering
	Ed Cabrera	$ 25,000	3 mos/renew 3 mos	at maturity	08/17/06	11/17/06	$ 500,000	75,000	25,000	100,000	$3.10	$3.25	153,846	$30,231
	Mike Jacks	$ 11,200	3 mos/renew 3 mos	at maturity	08/17/06	11/17/06	$ 224,000	33,600	11,200	44,800	$3.10	$3.25	68,923	$13,543
	3111 Broadway	$ 25,000	3 mos/renew 3 mos	at maturity	08/17/06	11/17/06	$ 500,000	75,000	25,000	100,000	$3.10	$3.25	153,846	$30,231
	Horowitz - ARF Trust	$ 10,000	3 mos/renew 3 mos	at maturity	08/17/06	11/17/06	$ 200,000	30,000	10,000	40,000	$3.10	$3.25	61,538	$12,092
	Vanguard Capital	$ 12,500	3 mos/renew 3 mos	at maturity	09/12/06	12/12/06	$ 250,000	37,500	12,500	50,000	$2.49	$3.25	76,923	$15,491
	Warrant Strategies	$ 25,000	3 mos/renew 3 mos	at maturity	09/30/06	12/30/06	$ 500,000	75,000	25,000	100,000	$2.61	$3.25	153,846	$28,661
	Longview Fund	$ 25,000	3 mos/renew 3 mos	at maturity	10/01/06	01/01/07	$ 500,000	75,000	25,000	100,000	$3.22	$3.25	153,846
Second	Subtotals	$ 133,700					$2,674,000	401,100	133,700	534,800			822,769
Offering
	Porter Partners LP	$ 7,500	3 mos/renew 3 mos	at maturity	10/09/06	01/09/07	$ 150,000	22,500	7,500	30,000	$3.07	$3.00	50,000
	Cranshire Capital	$ 10,000	3 mos/renew 3 mos	at maturity	10/12/06	01/12/07	$ 200,000	30,000	10,000	40,000	$3.42	$3.00	66,667
	Iroquois Fund	$ 10,000	3 mos/renew 3 mos	at maturity	10/13/06	01/13/07	$ 200,000	30,000	10,000	40,000	$3.25	$3.00	66,667
	Encore Fund LP	$ 12,500	3 mos/renew 3 mos	at maturity	10/20/06	01/18/07	$ 250,000	37,500	12,500	50,000	$3.81	$3.00	83,333
	Peter McMullin	$ 7,500	3 mos/renew 3 mos	at maturity	10/31/06	01/31/07	$ 150,000	22,500	7,500	30,000	$3.56	$3.00	50,000
	Punchbowl Holdings	$ 15,000	3 mos/renew 3 mos	at maturity	11/15/06	02/15/07	$ 300,000	45,000	15,000	60,000	$3.42	$3.00	100,000
Third		$ 62,500					$1,250,000	187,500	62,500	250,000			416,667
Offering
		SUBTOTAL					$3,924,000	588,600	196,200	784,800			1,239,436

		TOTAL NOTES PAYABLE					$4,924,000	738,600	246,200	984,800			1,547,128

(a) Extension warrants are equal to 5,000 shares per $100,000 of investment , or 5% of investment.											Warrant Value as of 9/30/06:			$196,832
Exercise price of extension warrants equals end of day trading market price on AMEX on day of note extension.

(b) Initial warrant exercise price equals end of day trading market price on AMEX on day of receipt of investment.

Total cash interest plus warrant value on notes as of 9/30/06:				$355,532
Principal amount as of 9/30/06:				$ 3,174,000
Total effective interest rate for quarter:				11.20%
Total effective annualized interest rate:				44.81%